May 19, 2010

Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Mail Stop 3010

Re:	Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 000-10200

Dear Ms. VanDoorn:

We are responding to your letter of May 5, 2010 concerning the above-captioned filing of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K

Financial Statements and Notes

Note 1 – Summary of Significant Accounting Policies, page 49

Capitalized Software, page 53

1.	Clarify whether you capitalize all costs associated with significant enhancements to a software application. If so, please tell us how you analyzed FASB ASC 350-40-25-8 as it requires you to look to guidance within FASB ASC 350-40-25-1 through 350-40-25-6 to determine whether to capitalize or expense internal costs incurred for upgrades and enhancements.

Response

Our capitalized software development costs relates to the development of the Global Wealth Platform (GWP). GWP is an investment accounting and securities processing system with capabilities that include global securities processing, trade-date and multi-currency accounting and reporting. Since the initial version of GWP was placed into service, each major subsequent release included additional functionality that enable the software to perform tasks that it was previously incapable of performing. We apply the guidance in FASB ASC 350-40-25-8 to each new planned release for GWP. A planned development strategy is created to outline the necessary business and software application requirements for future releases to GWP. We determine which costs are eligible for capitalization based upon the nature of the costs and the significance of the enhancement to system functionality. Capitalized costs include internal and external costs incurred to complete significant upgrades and enhancements detailed in the planned development strategy. External direct costs primarily included computer software programmers and internal direct costs include payroll and payroll-related costs for employees who devote time directly to the development of GWP. Their efforts are focused on coding, testing and installation of the added significant functionality detailed in the planned development strategy. We do not capitalize any general and administrative costs and overhead costs. Any costs incurred for general maintenance and minor upgrades and enhancements are expensed as incurred.

Note 7 – Structured Investment Vehicles and Money Market Fund Support, page 70

2.	We note that you have restructured four of the five SIV securities owned by the company. Please tell us, in summary, the terms of the restructuring and the impact, if any, it had in determining the fair value of these securities.

Response

As noted in our 2009 Annual Report on Form 10-K, we own senior note obligations issued by structured investment vehicles (SIV or SIVs). We are not the sponsor of any SIV. We did not restructure the SIV securities, but rather participated in restructurings that were proposed by the “receivers” for the SIVs. When those SIVs defaulted, their underlying assets were placed into the control of a “receiver” that was responsible for liquidating those assets and distributing the proceeds to noteholders. However, rather than simply liquidating the portfolio, the receivers also looked to offer noteholders the ability to participate in a restructuring of the SIV. While the terms varied by SIV, noteholders were generally offered the option either to take a cash distribution based on the liquidation of the noteholder’s pro rata portion of the SIV’s assets, or to exchange their existing SIV senior note for notes issued by a new entity. The new entity would acquire a pro rata portion of the SIV’s assets, so that the investor in the restructured entity would effectively hold a pro rata interest in substantially the same pool of assets that was held in the SIV. In the case of each restructuring, we elected to exchange our SIV notes for the new notes.

The restructuring of each SIV did not have an impact in determining the fair value of the notes. The restructuring did not affect the type or composition of the portfolio of securities that constituted the assets of the SIV. The fair value of the senior note obligations we own is based on a net asset approach that values the underlying assets of the SIV. We believe the net asset approach is most commonly used to value securities with illiquid markets. For a more detailed discussion on the net asset approach, we refer you to Note 5 – Fair Value Measurements, under the caption “Valuation of SIV Securities” in our 2009 Annual Report on Form 10-K. We also consider other factors in determining the fair value of the notes, such as liquidity issues and trading constraints relative to the underlying assets. Since the restructuring, we are able to acquire more timely and reliable information pertaining to the performance of the underlying assets of the SIVs to be used in determining the fair value of the senior notes we own.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company